Frederic Dorwart, Lawyers PLLC

Attorneys at Law

Old City Hall Telephone (918) 583-9928
124 East Fourth Street Facsimile (918) 584-2729
Tulsa, Oklahoma 74103

MEMORANDUM

DATE:	September 26, 2018

subject:	Responses to Additional Comments from SEC regarding the Cavanal Hill U.S. Treasury Fund’s (the “Fund”) Proxy Statement filed September 7, 2018

from:	Amy E. Newsome Frederic Dorwart, Lawyers, PLLC, Fund Counsel

to:	Kim Browning, Securities Exchange Commission (“SEC”)

cc:	Cheryl Briggs, Jim Huntzinger, Brian Henderson, Bill King, Michael Kitchen

The following additional comments were provided by Ms. Kim Browning (the “SEC Reviewer”) in a follow-up phone conversation with Amy Newsome, Legal Counsel to Cavanal Hill Funds, on September 24, 2018. Please see the Fund’s responses to the additional comments below.

Comment #1: In the Q & A, that was added to address expenses associated with the proposal, please provide the additional detail that was added to the body of the Proxy.

Fund Response: The Fund has added the additional detail to the Q & A.

Comment #2: Please confirm in Response to Comments that the language in the introductory paragraph to the “Fees and Expenses” table is intended to allow for use of Institutional Share Classes of the Funds as “clean shares” per the Capital Group No Action Letter.

Fund Response: The Fund confirms that it intends to allow the Institutional Share Class of each of the Funds to be purchased as “clean shares” per the Capital Group No Action Letter

Comment #3: Please revise the Fees and Expenses Table and Example to reflect a Pro Forma presentation.

Fund Response: The Fund has revised the presentation as reflected in Exhibit A.

Comment #4: Please confirm that there is no right to recoupment of fee waivers that are reflected in the Fees and Expense Table. Please also confirm that the contractual fee waivers extend for at least one year from the effective date of the current prospectus.

Fund Response: The Fund confirms that there is no right to recoupment and that the fee waivers extend for at least one year from the effective date of the current prospectus.

Comment #5: Either remove the phrase “among others” from the first paragraph that addresses the “Board Consideration of Proposal” or clarify that such factors were not material.

Fund Response: The Fund has revised the referenced sentence to read as follows: “The Board of Trustees considered the following material factors in determining to recommend that shareholders vote in favor of removing the 10% limitation on investment in eligible investment company securities:”.

We believe that the foregoing addresses the Staff’s additional comments, and anticipate moving forward promptly with the filing of definitive proxy materials.

   /s/ Amy Newsome

EXHIBIT A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment).	Administrative		Service		Institutional		Select		Premier
	Prior	Proposed	Prior	Proposed	Prior	Proposed	Prior	Proposed	Prior	Proposed
Management Fees	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%	0.05%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	0.25%	0.25%	—	—	—	—	0.50%	0.50%
Other Expenses	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%	0.40%
Shareholder Servicing Fees	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
Acquired Fund Fees and Expenses	—	0.03%	—	0.03%	—	0.03%	—	0.03%	—	0.03%
Total Annual Fund Operating Expenses	0.70%	0.73%	0.70%	0.73%	0.45%	0.48%	0.45%	0.48%	0.95%	0.98%
Less Fee Waivers‡	—	—	-0.30%	-0.30%	-0.17%	-0.17%	-0.25%	-0.25%	-0.70%	-0.70%
Total Annual Fund Operating Expenses After Fee Waivers	0.70%	0.73%	0.40%	0.43%	0.28%	0.31%	0.20%	0.23%	0.25%	0.28%

‡	Affiliates of the Adviser have contractually agreed to waive all Shareholder Servicing Fees to which they are entitled paid by Select and Premier Shares, 0.15% paid by Service Shares and 0.17% paid by Institutional Shares. The affiliate waivers result in a reduction of the Shareholder Servicing Fee paid by all purchasers of a Class to the extent shown in the table. The Distributor has contractually agreed to waive 0.45% of the Distribution/Service (12b-1) Fee paid by the Premier Class and 0.15% of such Fee paid by the Service Class. Contractual waivers are in place for the period through December 31, 2018 and may only be terminated or modified with the approval of the Fund’s Board of Trustees.

Expense Example	1 Year		3 Years		5 Years		10 Years
	Prior	Proposed	Prior	Proposed	Prior	Proposed	Prior	Proposed
Administrative Shares	$72	$75	$224	$233	$390	$406	$871	$906
Service Shares	$41	$44	$194	$203	$360	$376	$842	$878
Institutional Shares	$29	$32	$127	$137	$235	$252	$550	$587
Select Shares	$20	$24	$119	$129	$227	$244	$543	$580
Premier Shares	$26	$29	$233	$242	$457	$473	$1,102	$1,137